UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-SA

[X]	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
[ ]	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

BIO-PATH HOLDINGS, INC.

(Exact name of issuer as specified in its charter)

Wyoming	87-0652870
State or other jurisdiction of incorporation or organization (I.R.S. Employer	(I.R.S. Employer Identification No.)

625 Stanwix St. #2407, Pittsburgh, PA 15222

(Full mailing address of principal executive offices)

(630) 708-0750

(Issuer’s telephone number, including area code)

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Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our various filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Semi-Annual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Semi-Annual Report, whether as a result of new information, future events or otherwise.

You should read thoroughly this Semi-Annual Report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing  in our various filings with the Securities and Exchange Commission. Other sections of this Semi-Annual Report include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Semi-Annual Report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

DESCRIPTION OF BUSINESS

Overview

The Company is a clinical and preclinical stage oncology and obesity-focused RNAi nanoparticle drug development company utilizing a novel technology that achieves systemic delivery for target-specific protein inhibition for any gene product that is over-expressed in disease. The Company’s drug delivery and antisense technology, called DNAbilize®, is a platform that uses P-ethoxy, which is a deoxyribonucleic acid (DNA) backbone modification that is intended to protect the DNA from destruction by the body’s enzymes when circulating in vivo, incorporated inside of a lipid bilayer having neutral charge. The Company believes this combination allows for high efficiency loading of antisense DNA into non-toxic, cell-membrane-like structures for delivery of the antisense drug substance into cells. In vivo, the DNAbilize® delivered antisense drug substances are systemically distributed throughout the body to allow for reduction or elimination of target proteins in blood diseases and solid tumors. Through testing in numerous animal studies and dosing in clinical trials, the Company’s DNAbilize® drug candidates have demonstrated an excellent safety profile. DNAbilize® is a registered trademark of the Company. Using DNAbilize® as a platform for drug development and manufacturing, the Company currently has four antisense drug candidates in development to treat at least five different cancer disease indications and one indication in obesity.

The Company was incorporated in May 2000 as a Utah corporation. In February 2008, Bio-Path Subsidiary completed a reverse merger with the Company, which at the time was traded over the counter and had no current operations. The prior name of the Company was changed to Bio-Path Holdings, Inc. and the directors and officers of Bio-Path Subsidiary became the directors and officers of Bio-Path Holdings, Inc. Effective December 31, 2014, the Company changed its state of incorporation from Utah to Delaware through a statutory conversion pursuant to the Utah Revised Business Corporation Act and the Delaware General Corporation Law. Effective March 5, 2026 the Company re-domesticated to the State of Wyoming, which was approved by the Wyoming Secretary of State.

2

The Company’s operations to date have been limited to organizing and staffing the Company, acquiring, developing and securing its technology and undertaking product development for a limited number of product candidates. As the Company has not begun its planned principal operations of commercializing a product candidate, the Company’s activities are subject to significant risks and uncertainties, including the potential requirement to secure additional funding, the outcome of the Company’s clinical trials and failing to operationalize the Company’s current drug candidates before another company develops similar products.

Employees

As of July 29, 2026, we had 1 full-time employee, no part-time employees and utilizes independent contractors for support. We believe that our future success will depend, in part, on our ability to attract, hire and retain qualified personnel and engage medical, academia and business professionals to join our Advisory Board as we reengage our trial partners for drug development.

Description of Property

In April 2014, we entered into a lease agreement for approximately 3,000 square feet of office space for general and administrative purposes in Bellaire, Texas, which is part of the Houston metropolitan area. The term of the lease began on August 1, 2014 and was scheduled to terminate on July 31, 2019. In May 2019, we entered into an amendment to the lease agreement to extend the term of the lease to October 31, 2024. In October 2024, we entered into a second amendment to the lease agreement to extend the term of the lease to October 31, 2025. The lease was terminated in 2025.

In April 2016, we entered into a lease agreement for approximately 2,100 square feet of lab space located in Bellaire, Texas for research and development purposes. The term of the lease began on May 1, 2016 and was scheduled to terminate on April 30, 2019. In December 2018, we entered into an amendment to the lease agreement to extend the term of the lease to April 30, 2022. In January 2022, we exercised an option in the lease agreement amendment to extend the term of the lease to April 30, 2025. The lease was terminated in 2025.

We do not own or lease any other real property that is materially important to our business. We believe that our current facilities are adequate for our current needs and that additional space will be available when and as needed.

Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and any judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the last ten years.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We are a clinical and preclinical stage oncology and obesity-focused RNAi nanoparticle drug development company utilizing a novel technology that achieves systemic delivery for target-specific protein inhibition for any gene product that is over-expressed in disease. Our drug delivery and antisense technology, called DNAbilize®, is a platform that uses P-ethoxy, which is a deoxyribonucleic acid (DNA) backbone modification that is intended to protect the DNA from destruction by the body’s enzymes when circulating in vivo, incorporated inside of a lipid bilayer having neutral charge. We believe this combination allows for high efficiency loading of antisense DNA into non-toxic, cell-membrane-like structures for delivery of the antisense drug substance into cells. In vivo, the DNAbilize® delivered antisense drug substances are systemically distributed throughout the body to allow for reduction or elimination of target proteins in blood diseases and solid tumors. Through testing in numerous animal studies and dosing in clinical trials, our DNAbilize® drug candidates have demonstrated an excellent safety profile. DNAbilize® is a registered trademark of the Company.

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Using DNAbilize® as a platform for drug development and manufacturing, we currently have four drug candidates in development to treat at least five different cancer disease indications. Our lead drug candidate, BP1001, or prexigebersen, which targets Grb2, initially started the efficacy portion of a Phase 2 clinical trial for untreated AML patients in combination with LDAC. However, the changing landscape of AML treatment has led to amendment of the Phase 2 clinical study by removing the combination treatment of prexigebersen and LDAC and replacing it with the combination treatment of prexigebersen and decitabine.

Venetoclax in combination with LDAC, decitabine or azacytidine (the latter two drugs are DNA hypomethylating agents) is approved as frontline therapy for newly diagnosed AML in adults who are 75 years or older, or who have comorbidities precluding intensive induction chemotherapy. We believe this approval of the frontline venetoclax and decitabine combination therapy provides an opportunity for developing prexigebersen as an addition to the combination therapy for the treatment of newly diagnosed AML patients. In preclinical efficacy studies, four AML cancer cell lines were treated with three different combinations of decitabine, venetoclax and prexigebersen. Decrease in AML cell viability was the primary measure of efficacy. The triple combination of decitabine, venetoclax and prexigebersen showed significant improvement in efficacy in three of the four AML cell lines. Based on these results, we believe that adding prexigebersen to the treatment combination of decitabine and venetoclax could lead to improved efficacy in AML patients.

Our approved amended Phase 2 clinical trial currently has three cohorts of subjects. The first two cohorts treat patients with the triple combination of prexigebersen, decitabine and venetoclax. The first cohort includes newly diagnosed AML patients, and the second cohort includes relapsed/refractory AML patients. Finally, the third cohort treats relapsed/refractory AML patients, who are venetoclax-resistant or -intolerant, with the two-drug combination of prexigebersen and decitabine. The full trial design plans have approximately 98 evaluable patients for the first cohort having newly diagnosed AML patients with a preliminary review performed after 19 evaluable patients and a formal interim analysis after 38 evaluable patients. The full trial design plans have approximately 54 evaluable patients for each of the second cohort, having relapsed/refractory AML patients, and the third cohort, having AML patients who are venetoclax-resistant or -intolerant, in each case with a review performed after 19 evaluable patients. The study is anticipated to be conducted at up to ten clinical sites in the U.S., and Gail J. Roboz, MD, is the national coordinating Principal Investigator for the Phase 2 trial. Dr. Roboz is a professor of medicine and director of the Clinical and Translational Leukemia Program at the Weill Medical College of Cornell University (the “Weill Medical College”) and the New York-Presbyterian Hospital in New York City.

The safety run-in of the triple combination of prexigebersen, decitabine and venetoclax for the Phase 2 clinical study was successfully completed. The preliminary data, presented at the 2021 ASH Annual Meeting, showed the treatment was well-tolerated and there were no dose limiting toxicities attributed to prexigebersen.

On June 3, 2024, we announced additional interim data for the first two cohorts of the Phase 2 clinical trial. In Cohort 1, 31 newly diagnosed patients were enrolled; 20 evaluable patients with a median age of 75 years, treated with at least one cycle of prexigebersen, decitabine and venetoclax, had adverse-risk or secondary AML evolved from myelodysplastic syndromes, chronic myelomonocytic leukemia or treatment-related AML. Fifteen patients (75%) achieved CR/CRi/CRh. One patient achieved partial remission (“PR”), three patients achieved stable disease, and one patient had toxicity attributed to decitabine and venetoclax treatment. In Cohort 2, 40 relapsed/refractory patients were enrolled; 23 evaluable patients with a median age of 63 years, treated with at least one cycle of prexigebersen, decitabine and venetoclax, had adverse-risk or secondary AML. Twelve patients (55%) achieved CR/CRi/CRh, one patient achieved PR, eight patients achieved stable disease and two patients had progressive disease or treatment failure. Among the evaluable patients of both cohorts, adverse events were consistent with those expected with decitabine and venetoclax and/or AML, including fatigue (72%), anemia (60%) and neutropenia (49%), while the most frequent severe adverse events were febrile neutropenia (26%) and sepsis (5%). The interim analysis data was selected as an oral presentation in the 2024 ASCO Annual Meeting and as a poster presentation in the 2024 EHA Annual Meeting. Based on this interim data, we expect to continue enrollment of up to 98 and 54 evaluable patients for Cohorts 1 and 2, respectively and plan to pursue FDA expedited programs for Fast Track designation. We are evaluating whether to seek to expand Stage 2 of the Phase 2 clinical trial in Europe. We plan to complete enrollment in cohorts 1 and 2 in 2026.

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Our second drug candidate, Liposomal Bcl-2 (“BP1002”), targets the protein Bcl-2, which is responsible for driving cell survival in up to 60% of all cancers. A Phase 1 clinical trial to evaluate the ability of BP1002 to treat refractory/relapsed lymphoma and refractory/relapsed CLL patients is being conducted at the Georgia Cancer Center, The University of Texas Southwestern and New York Medical College. A total of six evaluable patients are scheduled to be treated over two dose levels with BP1002 monotherapy in a standard 3+3 design. Enrollment has been successfully completed for both dose cohorts, 20 and 40 mg/m2. There were no dose limiting toxicities.

On December 11, 2024, we announced that the Phase 1 clinical trial evaluating BP1002 as a treatment for refractory/relapsed lymphoma and refractory/relapsed chronic lymphocytic leukemia has discontinued enrollment. This decision was based on enrollment challenges in these niche indications, particularly given the crowded development landscape that includes multiple competing trials and to reallocate resources towards advancing our metabolic program.

Additionally, preclinical studies suggest that the combination of BP1002 with decitabine is efficacious in venetoclax-resistant cells. An abstract of the preclinical study was presented at the 2021 American Association for Cancer Research (“AACR”) Annual Meeting. A Phase 1/1b clinical trial to investigate the ability of BP1002 to treat refractory/relapsed AML patients, including venetoclax-resistant patients, is being studied. A recent study found that AML patients who had relapsed from frontline venetoclax-based treatment had a very poor prognosis, with a median survival of less than three months. Since venetoclax and BP1002 utilize different mechanisms of action, we believe that BP1002 may be a potential treatment for venetoclax-relapsed AML patients. The Phase 1/1b clinical trial is being conducted at several leading cancer centers in the United States, including the Weill Medical College, MD Anderson, Scripps Health and The University of California at Los Angeles Cancer Center. On October 7, 2024, we announced that the FDA had completed its review of PK/PD data from the first two dosing cohorts (20 and 40 mg/m2) and that the enrollment for the third dosing cohort (60 mg/m2) is complete and we are now enrolling cohort four, which is the higher dose of 90 mg/m2. The approved treatment cycle is two doses per week over four weeks, resulting in eight doses administered over twenty-eight days. The Phase 1b portion of the study is expected to commence after completion of BP1002 monotherapy cohorts and will assess the safety and efficacy of BP1002 in combination with decitabine in refractory/relapsed AML patients.

Our third drug candidate, Liposomal STAT3 (“BP1003”), targets the STAT3 protein and is currently in IND enabling studies as a potential treatment of pancreatic cancer, NSCLC and AML. Preclinical studies showing BP1003’s ability to inhibit STAT3 protein expression and cancer cell viability had been presented at AACR Annual Meetings. On September 16, 2024, we announced a publication in the peer-reviewed journal, Biomedicines, which highlights the therapeutic potential and broad anti-tumor effect of BP1003 in numerous preclinical solid tumor models, including breast, ovarian, and pancreatic cancer. The lead indication for which we intend to develop BP1003 is pancreatic cancer due to the severity of this disease and the lack of effective, life-extending treatments. For example, pancreatic adenocarcinoma is projected to be the second most lethal cancer behind lung cancer by 2030. Typical survival for a metastatic pancreatic cancer patient is about three to six months from diagnosis. We have successfully completed several IND enabling studies of BP1003 and have one additional IND enabling study to complete. Once the additional study is successfully completed, our goal is to file an IND application and initiate the first-in-humans Phase 1 study of BP1003 in patients with refractory, metastatic solid tumors, including pancreatic cancer and NSCLC.

In addition, a modified product named BP1001-A, our fourth drug candidate, has shown to enhance chemotherapy efficacy in a preclinical study involving solid tumor models. Results of the preclinical study were published in the scientific journal Oncotarget in 2020. BP1001-A incorporates the same drug substance as prexigebersen but has a slightly modified formulation designed to enhance nanoparticle properties. A BP1001-A Phase 1/1b clinical trial in patients with advanced or recurrent solid tumors is being conducted at several leading cancer centers in the United States, including MD Anderson, Karmanos Cancer Institute, Mary Crowley Cancer Research and Holy Cross Hospital, Maryland. A total of nine evaluable patients are scheduled to be treated with BP1001-A monotherapy over three dose levels in a standard 3+3 dose escalation design. The first dose cohort consisted of a starting dose of 60 mg/m2 had been completed, and there were no dose limiting toxicities. Enrollment is now open for patients for the second dose cohort of 90 mg/m2 which we expect to be complete in the second quarter of 2025 in order to advance to dose level 3. The Phase 1b portion of the study is expected to commence after successful completion of BP1001-A monotherapy cohorts and is intended to assess the safety and efficacy of BP1001-A in combination with paclitaxel in patients with recurrent ovarian or endometrial tumors. Phase 1b studies are also expected to be opened in combination with gemcitabine in Stage 4 pancreatic cancer and combination therapy in breast cancer.

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Development and Treatment for Obesity

Insulin resistance is a major contributor to obesity, Type 2 diabetes and other related metabolic diseases. Insulin lowers blood glucose level by activating the PI3K/AKT pathway. However, this insulin pathway is dysfunctional in obese patients who have Type 2 diabetes. Literature suggests that Grb2 is an inhibitor of the insulin/PI3K/AKT pathway. Upregulation of the Grb2 gene has been reported for patients with Type 2 diabetes. Knockdown of Grb2 expression enhanced insulin-induced AKT activity and glucose uptake in myoblast and hepatoma cells. Furthermore, insulin sensitivity was restored in Grb2 heterozygous knockout mice fed on high fat-induced diet. We are currently exploring the development of BP1001-A as a drug candidate to target insulin resistance. We hypothesize that by downregulating Grb2 expression, BP1001-A could potentially lower blood glucose level by enhancing insulin-mediated AKT activation and glucose uptake and storage and are pursuing studies to test such hypothesis.

On December 19, 2024, we announced the results of our initial preclinical work; BP1001-A, by downregulating Grb2 expression, increased the levels of phosphorylated AKT and phosphorylated FOXO-1 (a downstream AKT effector) in myoblast and hepatoma cells in the presence of insulin. Furthermore, high fat diet rich in saturated fatty acids can lead to insulin resistance. Palmitic acid, the most common saturated fatty acid in a high fat diet, has been shown to impair insulin signaling. On March 18, 2025, we announced preclinical results that BP1001-A attenuated fatty acid-induced insulin resistance and restored insulin sensitivity in muscle progenitor and skeletal muscle fiber cell models. These preliminary data confirmed that BP1001-A could affect the insulin/PI3K/AKT pathway and increase insulin sensitivity, thus validating BP1001-A as a potential candidate to target obesity in Type 2 diabetes patients. We have initiated animal studies to evaluate the efficacy of BP1001-A as a potential treatment for obesity and related metabolic diseases in Type 2 diabetes patients. If successful, we intend to initiate a first-in-human Phase 1 clinical trial in 2025 to further validate safety, measure pharmacokinetics and establish dosing for potential pivotal trials.

Our DNAbilize® technology-based products are available for out-licensing or partnering. We intend to apply our drug technology template to new disease-causing protein targets to develop new liposomal antisense drug candidates for inclusion in our pipeline that meet scientific, preclinical and commercial criteria and file new patents on these targets. We expect that these efforts will include collaboration with key scientific opinion leaders in the field of study and include developing drug candidates for diseases other than cancer. As we expand our drug development programs, we will look at indications where a systemic delivery is needed and antisense RNAi nanoparticles can be used to slow, reverse or cure a disease, either alone or in combination with another drug.

We are developing a molecular biomarker package to accompany prexigebersen treatment, the goal of which is to identify patients with a genetic profile more likely to respond to the investigational treatment and improve the probability of success for this program as a result. The emerging role of biomarkers has been enhancing cancer development over the past decade and has become a more common companion to many cancer development programs. We expect to develop molecular biomarker packages to accompany our new programs.

We have certain intellectual property as the basis for our current drug products in clinical development, prexigebersen, BP1002, BP1003 and BP1001-A. We are developing RNAi antisense nanoparticle drug candidates based on our own patented technology to treat cancer, obesity and autoimmune disorders where targeting a single protein may be advantageous and result in reduced patient adverse effects as compared to small molecule inhibitors with off-target and non-specific effects. We have composition of matter and method of use intellectual property for the design and manufacture of antisense RNAi nanoparticle drug products.

As of June 30, 2026, we had an accumulated deficit of $128,867 thousand. Our net loss was $2,692 and $7,449 thousand for the six months ended June 30, 2026 and 2025, respectively. We expect to continue to incur significant operating losses, and we anticipate that our losses may increase substantially as we expand our drug development programs and commercialization efforts. To achieve profitability, we must enter into license or development agreements with third parties or successfully develop and obtain regulatory approval for one or more of our drug candidates and effectively commercialize any drug candidates we develop. In addition, if we obtain regulatory approval of one or more of our drug candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Even if we succeed in developing and commercializing one or more of our drug candidates, we may not be able to generate sufficient revenue and we may never be able to achieve or sustain profitability. We expect to finance our foreseeable cash requirements through cash on hand, cash from operations, debt financings and public or private equity offerings. We may seek to access the public or private equity markets whenever conditions are favorable; however, there can be no assurance that we will be able to raise additional capital when needed or on terms that are favorable to us, if at all. Additionally, we may seek collaborations and license arrangements for our drug candidates. We currently have no lines of credit or other arranged access to debt financing.

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Financial Operations Overview

Revenue

We have not generated significant revenues to date. Our ability to generate revenues from our drug candidates will depend heavily on the successful development and eventual commercialization of our drug candidates.

In the future, we may generate revenue from a combination of product sales, third-party grants, service agreements, strategic alliances and licensing arrangements. We expect that any revenue we generate will fluctuate due to the timing and amount of services performed, milestones achieved, license fees earned and payments received upon the eventual sales of our drug candidates, in the event any are successfully commercialized. If we fail to complete the development of any of our drug candidates or obtain regulatory approval for them, our ability to generate future revenue will be adversely affected.

Research and development expenses

Research and development expenses consist of costs associated with our research activities, including the development of our drug candidates. Our research and development expenses consist of:

•         expenses related to research and development personnel, including salaries and benefits, travel and stock-based compensation;

•         external research and development expenses incurred under arrangements with third parties, such as contract research organizations, clinical investigative sites, laboratories, manufacturing organizations and consultants; and

•         costs of materials used during research and development activities.

Costs and expenses that can be clearly identified as research and development are charged to expense as incurred. Advance payments, including non-refundable amounts, for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed. If the goods will not be delivered, or services will not be rendered, then the capitalized advance payment is charged to expense.

We expect research and development expenses associated with the completion of the associated clinical trials to be substantial and to increase over time. The successful development of our drug candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete development of our drug candidates or the period, if any, in which material net cash inflows from our drug candidates may commence. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•         the rate of progress, results and costs of completion of ongoing clinical trials of our drug candidates;

•         the size, scope, rate of progress, results and costs of completion of any potential future clinical trials and preclinical tests of our drug candidates that we may initiate;

•         competing technological and market developments;

•         the performance of third-party manufacturers and suppliers;

•         the ability of our drug candidates, if they receive regulatory approval, to achieve market success;

•         disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our drug candidates; and

•         the impact, risks and uncertainties related to global pandemics and actions taken by governmental authorities or others in connection therewith.

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A change in the outcome of any of these variables with respect to the development of a drug candidate could mean a significant change in the costs and timing associated with the development of that drug candidate. For example, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a drug candidate or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits for management and administrative personnel, professional fees for legal, accounting and other services, travel costs and facility-related costs such as rent, utilities and other general office expenses.

Recent Events

On May 25, 2026, the Board of Directors and Control Shareholder approved the launch of a digital asset treasury 2.0 (DAT 2.0) using AI to trade and accumulate multiple L1 and L2 blockchains with growing on chain revenues and tokenomics. The Board further approved the opening of an account with CEX operator Coinbase or with similar well capitalized centralized exchanges for the purpose of buying, selling, and holding cryptocurrencies obtained by the Company through open-market purchases, outside investment, customer payments and/or strategic transaction.

On June 5, 2026, UT MD Anderson cancer center (“MDA” @ https://www.mdanderson.org/) agreed to restart the Phase 2 trials targeting acute myeloid leukemia  (AML) subject to us bringing them current on monies due of $292,264.21 for BP1001-201-AML and $63,286.55 for BP1002-201-AML. The Company believes the BP1001-201-AML Phase 2 trial will remain randomized using MDA to complete the final segment of the trial and can be restarted using a combination of cash from outside investors under our Tier 1 Regulation A offering and federal grants, which we intend to pursue through consultants.

On June 26, 2026, the Company opened a business account with Coinbase Global (NASDAQ: COIN) to manage its’ recently launched AI-driven digital asset treasury targeting L1 and L2 coins and altcoins. We intend to allocate up to 50% of capital raised to crypto opportunities.

Results of Operations

The following discussion and analysis of financial condition and results of operations of the Company is based upon, and should be read in conjunction with, the financial statements and accompanying notes elsewhere in this prospectus.

Six Months Ended June 30, 2026 compared to the Six Months Ended June 30, 2025

Revenue. We had no revenue for each of the six months ended June 30, 2026 and 2025.

Research and Development Expense. Our research and development expense for the six months ended June 30, 2026 was $916 thousand, a decrease of $5,109 thousand compared to the six months ended June 30, 2025. The decrease in research and development expense was primarily due to pausing our clinical trials for BP1001 and BP1001-A.

General and Administrative Expense. Our general and administrative expense for the six months ended June 30, 2026 was $318 thousand, a decrease of $1,460 thousand compared to the six months ended June 30, 2025. The decrease in general and administrative expense was primarily due to decreased salaries and benefits expense, professional and consulting fees and shareholder meeting expenses related to the curtailment of the Company’s activities, including the resignations and terminations of employment of corporate overhead in the 3rd Quarter of 2025.

Net Operating Loss. Our net loss from operations for the six months ended June 30, 2026 was $1.234 thousand, a decrease of $6,569 thousand compared to the six months ended June 30, 2025.

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Other Income (Expense) The Company recognized losses of $1,672 thousand on interest expense and the change in value of the warrant liability and derivative liabilities, compared to gains of $354 thousand for the six months ended June 30, 2025 due to the gain in values on the change in derivatives.

Net Loss. Our net loss for the six months ended June 30, 2026 was $2,906 thousand, a decrease of $4,543 thousand compared to the six months ended June 30, 2025.

Net Loss per Share. Net loss per share, both basic and diluted, for the six months ended June 30, 2026 was $0.15, compared to a loss of $0.97 for the six months ended June 30, 2025. Net loss per share is calculated using the weighted average number of shares of common stock outstanding during the applicable periods and excludes stock options and warrants because they are antidilutive.

 Liquidity and Capital Resources

We have not generated significant revenues to date. Since our inception, we have funded our operations primarily through public and private offerings of our capital stock and other securities. We expect to finance our foreseeable cash requirements through cash on hand, cash from operations, debt financings and public or private equity offerings. We may seek to access the public or private equity markets whenever conditions are favorable; however, there can be no assurance that we will be able to raise additional capital when needed or on terms that are favorable to us, if at all. Additionally, we may seek collaborations and license arrangements for our drug candidates. We currently have no lines of credit or other arranged access to debt financing.

We had a cash balance of $2 thousand as of June 30, 2026, an increase of $2 thousand compared to December 31, 2025. We do not believe that our available cash at June 30, 2026 will be sufficient to meet obligations and fund our liquidity and capital expenditure requirements for the next 12 months from the date of this Filing The Company’s ability to continue operating is dependent upon obtaining funding through one or more sources as described above to meet its planned obligations and pay its liabilities.

Cash Flows

Operating Activities. Net cash used in operating activities for the six months ended June 30, 2026 was $77 thousand.. Excluding non-cash expenses of $1,684 thousand, net cash used in operating activities for the six months ended June 30, 2026 consisted primarily of the net loss for the period of $2,906 thousand, an increase in accounts payable and accrued expenses of $513 thousand, a decrease in other current assets of $189 thousand and a decrease in prepaid drug product of $474 thousand.

Net cash used in operating activities for the six months ended June 30, 2025 was $1,596 thousand. Excluding non-cash gains of $145 thousand, net cash used in operating activities for the six months ended June 30, 2025 consisted primarily of the net loss for the period of $7,440 thousand an increase in accounts payable and accrued expenses of $4,173 thousand, a decrease in other current assets of $1,283 thousand and a decrease in prepaid drug product of $600 thousand.

Financing Activities. Net cash provided by financing activities for the six months ended June 30, 2026 was $79 thousand from sales of common stock under our Reg-A and proceeds from promissory notes.

Net cash provided by financing activities for the six months ended June 30, 2025 was $423thousand from proceeds from promissory notes.

On April 30, 2026, under the qualified Tier 1 Regulation A offering, the Company sold 466,100 common shares to a third-party raising $13,983 in net proceeds. On May 13, 2026, under the qualified Tier 1 Regulation A offering, the Company sold 489,200 common shares to a third-party raising $14,676 in net proceeds. The Company has the capability to raise an additional $571,341 under the qualified offering though there can be no assurances.

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Future Capital Requirements

We expect to continue to incur significant operating expenses in connection with our ongoing activities, including conducting clinical trials, manufacturing and seeking regulatory approval of our drug candidates, prexigebersen, BP1002, BP1003 and BP1001-A. Accordingly, we will continue to require substantial additional capital to fund our projected operating requirements. Such additional capital may not be available when needed or on terms favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current and future operating plan. There can be no assurance that we will be able to continue to raise additional capital through the sale of our securities in the future. Our future capital requirements may change and will depend on numerous factors,

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

Item 2.  Other Information

None.

Item 3.  Financial Statements

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BIO-PATH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	As of June 30,	As of December 31,
	2026	2025

Assets

Current assets
Cash	$2	$—
Prepaid drug product	—	474
Other current assets	4	193
Total current assets	6	667

Right of use operating assets	—	11

Total Assets	$6	$678

Liabilities & Shareholders' (Deficit) Equity
Current liabilities
Accounts payable	$5,350	$4,910
Notes payable	520	452
Accrued expenses	3,037	3,004
Derivative liabilities	778	508
Lease liabilities	—	11
Total current liabilities	9,685	8,885

Warrant liability	8	14

Total Liabilities	9,693	8,899

Shareholders' (deficit) equity
Preferred stock, $.001 par value; 10,000 shares authorized; 51 and 0 shares issued and outstanding	1	—
Common stock, $.001 par value; 200,000 shares authorized; 50,297 and 5,768 shares issued and outstanding	51	9
Common stock to be issued	—	1
Additional paid in capital	119,342	117,944
Accumulated deficit	(129,081)	(126,175)
Total shareholders' (deficit) equity	(9,687)	(8,221)
Total Liabilities & Shareholders' (Deficit) Equity	$6	$678

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11

BIO-PATH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except par value)

	Three Months Ended		Six Months Ended		Three Months Ended
	June 30,		June 30,		March, 31,
	2026	2025	2026	2025	2026	2025

Operating expenses

Research and development	$878	$4,048	$916	$6,025	$38	$1,977
General and administrative	59	514	318	1,778	259	1,264

Total operating expenses	937	4,562	1,234	7,803	297	3,241

Net operating income (loss)	(937)	(4,562)	(1,234)	(7,803)	(297)	(3,241)

Other income (expense)
Change in fair value of derivatives	(313)	—	(265)	394	48	394
Gain on debt settlement	(1,360)	—	(1,356)	—	4	—
Interest expense	(26)	(35)	(51)	(40)	(25)	(5)

Total other income (expense)	(1,699)	(35)	(1,672)	354	27	389

Net loss	$(2,636)	$(4,597)	$(2,906)	$(7,449)	$(270)	$(2,852)

Net loss per share, basic and diluted	$(0.09)	$(0.55)	$(0.15)	$(0.97)	$(0.03)	$(0.40)

Basic and diluted weighted average number of common shares outstanding	30,132	8,308	19,745	7,688	9,342	7,062

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12

BIO-PATH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

(In thousands)

	Series S Preferred		Common Stock
Description	Shares	Amount	Shares	Amount	Common Stock To Be Issued	Additional Paid in Capital	Accumulated Deficit	Total

Balance at December 31, 2024	—	$—	5,768	$6	$—	117,649	$(117,501)	$154
Exercise of pre-funded warrants, net of fees	—	—	2,540	2	—	(1)	—	1
Stock-based compensation	—	—	—	—	—	108	—	108
Net loss	—	—	—	—	—	—	(2,852)	(2,852)
Balance at March 31, 2025	—	$—	8,308	$8	$—	$117,756	$(120,353)	$(2,589)
Stock-based compensation	—	—	—	—	—	28	—	28
Net loss	—	—	—	—	—	—	(4,597)	(4,597)
Balance at June 30, 2025	—	$—	8,308	$8	$—	$117,784	$(124,950)	$(7,158)

Balance at December 31, 2025	—	$—	9,242	$9	$1	117,944	$(126,175)	$(8,221)
Issuance of stock to be issued	—	—	100	1	(1)	—	—	—
Issuance of Series S Preferred stock	1	1	—	—	—	(1)	—	—
Stock-based compensation	—	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	—	(270)	(270)
Balance at March 31, 2026	1	$1	9,342	$10	$—	$117,948	$(126,445)	$(8,486)
Issuance of stock for conversion of accounts payable	—	—	40,000	40	—	1,360	—	1,400
Issuance of stock in private placement	—	—	955	1	—	28	—	29
Stock-based compensation	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	(2,636)	(2,636)
Balance at June 30, 2026	1	$1	50,297	$51	$—	$119,342	$(129,081)	$(9,687)

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13

BIO-PATH HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except par value)

	Six Months Ended
	June 30,
	2026	2025
Cash flow from operating activities

Net loss	$(2,906)	$(7,449)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	11	136
Amortization of debt issuance costs	18	40
Amortization of right of use assets	11	59
Loss (gain) on debt conversions	1,360	—
Depreciation	—	14
Change in fair value of warrant liability	(6)	(394)
Change in fair value of derivaitve liability	270	—
(Increase) decrease in operating assets
Prepaid drug product	474	600
Other current assets	189	1,283
Increase (decrease) in operating liabilities
Accounts payable and accrued expenses	513	4,173
Lease liabilities	(11)	(58)
Net cash used in operating activities	(77)	(1,596)

Cash flow from financing activities
Net proceeds from sale of common stock	—	1
Net proceeds from sale of common stock	29	—
Proceeds from promissory notes	50	422
Net cash provided by financing activities	79	423

Net increase (decrease) in cash	2	(1,173)
Cash, beginning of period	—	1,173

Cash, end of period	$2	$—

Supplemental disclosure of non-cash activities
Right of use asset recognized in exchange for lease obligation	$11	$32

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14

BIO-PATH HOLDINGS, INC.

Notes to the Condensed Consolidated Financial Statements

Unless the context requires otherwise, references in these Notes to the Condensed Consolidated Financial Statements to "we," "our," "us," "the Company" and "Bio-Path" refer to Bio-Path Holdings, Inc. and its subsidiary. Bio-Path Holdings, Inc.'s wholly-owned subsidiary, Bio-Path, Inc., is sometimes referred to herein as "Bio-Path Subsidiary."

The accompanying unaudited condensed interim financial statements have been prepared in conformity with the authoritative U.S. generally accepted accounting principles (GAAP) for interim financial information and, therefore, do not include all information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included and all such adjustments are of a normal recurring nature. The unaudited quarterly financial statements should be read in conjunction with the unaudited financial statements and notes thereto included in the Annual Report of the Company as of and for the fiscal year ended December 31, 2025. The results of operations for the period ended June 30, 2026 are not necessarily indicative of the results for a full-year period.

1. Organization and Business

The Company is a clinical and preclinical stage oncology and obesity-focused RNAi nanoparticle drug development company utilizing a novel technology that achieves systemic delivery for target-specific protein inhibition for any gene product that is over-expressed in disease. The Company's drug delivery and antisense technology, called DNAbilize®, is a platform that uses P-ethoxy, which is a deoxyribonucleic acid (DNA) backbone modification that is intended to protect the DNA from destruction by the body's enzymes when circulating in vivo, incorporated inside of a lipid bilayer having neutral charge. The Company believes this combination allows for high efficiency loading of antisense DNA into non-toxic, cell-membrane-like structures for delivery of the antisense drug substance into cells. In vivo, the DNAbilize® delivered antisense drug substances are systemically distributed throughout the body to allow for reduction or elimination of target proteins in blood diseases and solid tumors. Through testing in numerous animal studies and dosing in clinical trials, the Company's DNAbilize® drug candidates have demonstrated an excellent safety profile. DNAbilize® is a registered trademark of the Company. Using DNAbilize® as a platform for drug development and manufacturing, the Company currently has four antisense drug candidates in development to treat at least five different cancer disease indications and one indication in obesity.

The Company was incorporated in May 2000 as a Utah corporation. In February 2008, Bio-Path Subsidiary completed a reverse merger with the Company, which at the time was traded over the counter and had no current operations. The prior name of the Company was changed to Bio-Path Holdings, Inc. and the directors and officers of Bio-Path Subsidiary became the directors and officers of Bio-Path Holdings, Inc. Effective December 31, 2014, the Company changed its state of incorporation from Utah to Delaware through a statutory conversion pursuant to the Utah Revised Business Corporation Act and the Delaware General Corporation Law.

The Company's operations to date have been limited to organizing and staffing the Company, acquiring, developing and securing its technology and undertaking product development for a limited number of product candidates. As the Company has not begun its planned principal operations of commercializing a product candidate, the Company's activities are subject to significant risks and uncertainties, including the potential requirement to secure additional funding, the outcome of the Company's clinical trials and failing to operationalize the Company's current drug candidates before another company develops similar products.

On May 25, 2026, the Board of Directors and Control Shareholder approved the launch of a digital asset treasury 2.0 (DAT 2.0) using AI to trade and accumulate multiple L1 and L2 blockchains with growing on chain revenues and tokenomics. The Board further approved the opening of an account with CEX operator Coinbase or with similar well capitalized centralized exchanges for the purpose of buying, selling, and holding cryptocurrencies obtained by the Company through open-market purchases, outside investment, customer payments and/or strategic transaction.

15

On June 5, 2026, UT MD Anderson cancer center (“MDA” @ https://www.mdanderson.org/) agreed to restart the Phase 2 trials targeting acute myeloid leukemia  (AML) subject to us bringing them current on monies due of $292,264.21 for BP1001-201-AML and $63,286.55 for BP1002-201-AML. The Company believes the BP1001-201-AML Phase 2 trial will remain randomized using MDA to complete the final segment of the trial and can be restarted using a combination of cash from outside investors under our Tier 1 Regulation A offering and federal grants, which we intend to pursue through consultants.

On June 26, 2026, the Company opened a business account with Coinbase Global (NASDAQ: COIN) to manage its’ recently launched AI-driven digital asset treasury targeting L1 and L2 coins and altcoins. We intend to allocate up to 50% of capital raised to crypto opportunities.

2. Significant Accounting Policies

Net Loss Per Share

Basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. Although there were warrants and stock options outstanding as of June 30, 2026 and 2025, no potential common shares are included in the computation of any diluted per share amount, as they would be antidilutive. Consequently, diluted net loss per share as presented in the condensed consolidated financial statements is equal to basic net loss per share for the three and six months ended June 30, 2026 and 2025. The calculation of diluted earnings per share for the three and six months ended June 30, 2026 and 2025 did not include shares issuable pursuant to the exercise of outstanding common stock options and warrants as the effect would be antidilutive.

Liquidity

The Company's available cash and cash equivalents of $2 thousand at June 30, 2026 will not be sufficient to fund liquidity and capital expenditure requirements for the next 12 months from the date of issuance of these consolidated financial statements. Therefore, substantial doubt exists about the Company's ability to continue as a going concern. The Company expects to continue to incur significant operating expenses for the foreseeable future in connection with its ongoing activities, including conducting clinical trials, manufacturing development and seeking regulatory approval of its drug candidates, prexigebersen, BP1002, BP1003 and BP1001-A. Accordingly, the Company will continue to require substantial additional capital to fund its projected operating requirements. Such additional capital may not be available when needed or on terms favorable to the Company. In addition, the Company may seek additional capital due to favorable market conditions or strategic considerations, even if it believes it has sufficient funds for its current and future operating plan. There can be no assurance that the Company will be able to continue to raise additional capital through the sale of securities in the future. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers and/or suspend or curtail planned programs. Any of these actions could materially harm the Company's business, results of operations, financial condition and future prospects.

Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker ("CODM") in making decisions on how to allocate resources and assess performance. The Company views its operations as and manages its business in one operating segment, as a research and development drug development company. The CODM is the Company's Interim Chief Executive Officer. The CODM reviews the segment's loss based on net loss reported on the consolidated statement of operations. The operating segment constitutes all of the consolidated entity and is the level at which the CODM regularly reviews the operating results and performance.

16

Warrants

The Company determines whether warrants should be classified as a liability or equity. For warrants classified as liabilities, the Company estimates the fair value of the warrants at each reporting period using Level 3 inputs with changes in fair value recorded in the Condensed Consolidated Statement of Operations as change in fair value of warrant liability. The estimates in valuation models are based, in part, on subjective assumptions, including but not limited to stock price volatility, the expected life of the warrants, the risk-free interest rate and the fair value of the common stock underlying the warrants, and could differ materially in the future. The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrant.

Fair Value

The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturities of these instruments.

3. Prepaid Drug Product

Advance payments, including non-refundable amounts, for goods or services that will be used or rendered for future clinical development activities are deferred and capitalized. Such amounts will be recognized as an expense as the related goods are delivered or the related services are performed. The Company recognized certain expenses and incurred installment costs for its contract drug manufacturing and raw material suppliers with prepayments totaling $1.1 million as of December 31, 2024 pursuant to drug supply contracts for the manufacture and delivery of prexigebersen for testing in a Phase 2 clinical trial. The Company recognized certain expenses and incurred additional installment costs during 2025, with advanced payments remaining to be expensed totaling $0.5 million as of December 31, 2025. These amounts were written off during the six months ended June 30, 2026.

4. Other Current Assets

As of June 30, 2026 and December 31, 2025, other current assets included prepaid expenses of $4 thousand, comprised primarily of $4 thousand of other prepaid expenses.

5. Accounts Payable

As of June 30, 2026, current liabilities included accounts payable of $5,349 thousand, comprised primarily of expenses related to clinical trial expenses of $3,507 thousand, legal and patent fees of $626 thousand, drug manufacturing development and testing services of $390 thousand, public company registration and filing fees of $130 thousand, professional and consulting fees of $243 thousand and other payables of $453 thousand. As of December 31, 2025, current liabilities included accounts payable of $4,910 thousand, comprised primarily of expenses related to the Company's clinical trials of $3,294 thousand, drug manufacturing development and testing services of $366 thousand and legal and patent fees of $615 thousand

6. Notes Payable

As of June 30, 2026, current liabilities included notes payable of $520 thousand related to the March 2025 Promissory Notes, the April 2025 Promissory Notes and the January 2026 Promissory Notes (each as defined below). As of December 31, 2025, current liabilities included notes payable of $452 thousand related to the March 2025 Promissory Notes and the April 2025 Promissory Note (each as defined below).

17

On March 6, 2025, the Company entered into a securities purchase agreement with 1800 Diagonal Lending LLC, a Virginia limited liability company (the "First Lender"), an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $161,000 (the "First Promissory Note") for a purchase price of $140,000 after deducting the original issue discount of $21,000. The First Promissory Note bears a one-time interest charge of twelve percent that was applied on the date of issuance, March 6, 2025. The First Promissory Note shall be paid in five payments with the first payment of $90,160 due on August 30, 2025 and subsequent payments of$22,540 due on September 30, 2025, October 30, 2025, November 30, 2025 and December 30, 2025.

On March 28, 2025, the Company entered into a securities purchase agreement with the First Lender, an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $100,050 (the "Second Promissory Note" and together, with the First Promissory Note, the "March 2025 Promissory Notes") for a purchase price of $87,000 after deducting the original issue discount of $13,050. The Second Promissory Note bears a one-time interest charge of twelve percent that was applied on the date of issuance, March 28, 2025. The Second Promissory Note shall be paid in five payments with the first payment of $56,028 due on September 30, 2025 and subsequent payments of $14,007 due on October 30, 2025, November 30, 2025, December 30, 2025 and January 30, 2026.

On April 28, 2025, the Company entered into a securities purchase agreement with Quick Capital, LLC, a Wyoming limited liability company (the "Second Lender"), an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $161,000 (the "April 2025 Promissory Note") for a purchase price of $140,000 after deducting the original issue discount of $21,000. The April 2025 Promissory Note bears a one-time interest charge of twelve percent that was applied on the date of issuance, April 28, 2025. The April 2025 Promissory Note shall be paid in five payments with the first payment of $90,160 due on October 15, 2025 and subsequent payments of $22,540 due on November 15, 2025, December 15, 2025, January 15, 2026 and February 15, 2026.

On December 29. 2025, the Company entered into a securities purchase agreement with Vanquish Funding Group, Inc. (the "Third Lender" and together with the First Lender and Second Lender, the "Lenders"),, an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $38,500, which was funded on January 8, 2026 for a purchase price of $32,000 after deducting the original issue discount of $6,400. The Third Promissory Note bears a one-time interest charge of fifteen percent that was applied on the date of issuance, January 8, 2026. The Third Promissory Note shall be paid in four payments with the first payment of $22,080 due on June 30, 2026 and subsequent payments of $7,360 due on July 30, 2026, August 30, 2026, and September 30, 2026.

On January 2, 2026, the Company entered into a securities purchase agreement with the Second Lender. (together with the First Lender, Second Lender and Third Lender, the "Lenders"),, an accredited investor, for the issuance and sale of a promissory note in the aggregate principal amount of $38,500 (together with the December 29, 2025 promissory note, the "January 2026 Promissory Notes, and together with the March 2025 Promissory Notes and the April 2025 Promissory Notes, the "Promissory Notes")), which was funded on January 8, 2026 for a purchase price of $32,000 after deducting the original issue discount of $6,400. The Promissory Note bears a one-time interest charge of fifteen percent that was applied on the date of issuance, January 8, 2026. The Promissory Note shall be paid in four payments with the first payment of $22,080 due on July 2, 2026 and subsequent payments of $7,360 due on August 2, 2026, September 2, 2026, and October 2, 2026.

Upon the occurrence and during any continuation of any Event of Default (as defined in the Promissory Notes), the Promissory Notes shall become immediately due and payable and, with respect to each Promissory note, the Company shall pay to the Lenders, in full satisfaction of such Promissory Note, an amount equal to 150% times the sum of (i) the then outstanding principal amount of such applicable Promissory Notes plus (ii) accrued and unpaid interest on the unpaid principal amount of such applicable Promissory Notes to the date of payment plus (iii) default interest, if any, at a rate of 22% per annum on the amounts referred to in clauses (i) and/or (ii) plus (iv) any amounts owed to the Lenders, as applicable, pursuant to the Conversion Right (as defined below). In addition, only upon an Event of Default and during any continuation thereof, the Lenders may elect to convert all or any part of the outstanding principal and interest on the Promissory Notes, as applicable, in fully paid and non-assessable shares of the Company's common stock at a conversion price per share equal to 65% of the lowest closing bid price of the Company's common stock for the ten trading days prior to the date of conversion (the "Conversion Right"). The Lenders, together with their affiliates, may not convert any portion of such Promissory Notes to the extent that the Lenders would own more than 4.99% of the Company's outstanding common stock immediately after the conversion.

18

As of June 30, 2026, the March 2025 and April 2025 Promissory Notes were in default and became convertible under the default provisions. The Company analyzed the conversion option for derivative accounting consideration under ASC 815, "Derivatives and Hedging," and determined that the convertible notes should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The Company accounted for conversion feature of the March 2025 and April 2025 Promissory Notes as a derivative liability due to there being no explicit limit to the number of shares to be delivered upon settlement of all conversion options. The conversion features of the March 2025 and April 2025 Promissory Notes were recorded at fair value using the Black-Scholes valuation model. At June 30, 2026, the Derivative liabilities related to the March 2025 and April 2025 Promissory Notes was $778 thousand.

7. Accrued Expenses

As of June 30, 2026, current liabilities included accrued expenses of $3,037 thousand, comprised primarily of accrued clinical trial expenses of $2,537 thousand, accrued salaries and benefits expense of $160 thousand, accrued interest of $165 thousand and other accrued expenses of $175 thousand. As of December 31, 2025, current liabilities included accrued expenses of $3,004 thousand, comprised primarily of expenses related to the Company's clinical trial for prexigebersen in AML of $2,537 thousand, accrued salaries and benefits expense of $160 thousand, accrued interest of $91 thousand and other accrued expenses of $216 thousand;

8. Warrant Liability

In connection with the March 2024 Registered Direct Offering and the April 2024 Registered Direct Offering (each as defined in Note 10) and a 2023 public offering, the Company issued warrants under the March 2024 Private Placement and the April 2024 Private Placement (each as defined in Note 10) as well as the 2023 public offering (collectively, the "Warrants"). The Warrants contain a provision applicable in the event of a fundamental transaction whereby the volatility used to calculate the warrant exercise terms is fixed and meets the definition of a derivative.

Due to this provision and in accordance with Accounting Standard Codification ("ASC") 815 Derivatives and Hedging, the Warrants were classified as a liability and recorded at fair value using the Black-Scholes valuation model. The estimated fair value of the warrant liability for the Warrants as of December 31, 2025, was $14 thousand. As of June 30, 2026, the fair value of the total warrant liability was $8 thousand. The net change in fair value of $4 thousand is shown as other income on the Company's Condensed Consolidated Statements of Operations. The Company will continue to measure the fair value of the Warrants each quarter until they are exercised or expire, and any change will be adjusted accordingly on the Company's financial statements.

On October 24, 2025, the Company engaged Steel Giants Advisors LLC ("SGA") to advise it on restructuring its' operations, raise capital, and updating financial statements and maintaining books and records for a period of one year. As part of the engagement, the Company agreed to pay SGA $10,000 cash per month and issue SGA two million common stock purchase warrants with a cashless exercise price of $0.0001 and a five-year expiration.

9. Fair Value Measurements

In accordance with ASC 820 Fair Value Measurement, the Company uses various inputs to measure the Warrants on a recurring basis to determine the fair value of the liability. ASC 820 also establishes a hierarchy categorizing inputs into three levels used to measure and disclose fair value. The hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to unobservable inputs. An explanation of each level in the hierarchy is described below:

Level 1 – Unadjusted quoted prices in active markets for identical instruments that are accessible by the Company on the measurement date;

Level 2 – Quoted prices in markets that are not active or inputs which are either directly or indirectly observable;

Level 3 – Unobservable inputs for the instrument requiring the development of assumptions by the Company.

19

The following table summarizes the Company’s Warrants measured at fair value within the hierarchy on a recurring basis as of June 30, 2026:

	Fair Value Measurements at
	June 30, 2026
	(In thousands)
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$8	$8
Derivative liability	—	—	778	778
	$—	$—	$786	$786

The following table summarizes the Company’s Warrants measured at fair value within the hierarchy on a recurring basis as of December 31, 2025:

	Fair Value Measurements at
	December 31, 2025
	(In thousands)
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$14	$14
Derivative liability	—	—	508	508
	$—	$—	$522	$522

The following table summarizes changes to the fair value of the Level 3 Warrants for the six months ended June 30, 2026:

Fair Value of
Warrant Liability
(In thousands)
Balance at December 31, 2025	$14
Change in fair value	(6)
Balance at June 30, 2026	$8

20

The following table summarizes changes to the fair value of the Level 3 Derivative liabilities for the six months ended June 30, 2026:

Fair Value of
Derivative Liability
(In thousands)
Balance at December 31, 2025	$508
Change in fair value	270
Balance at June 30, 2026	$778

The Company utilized the Black-Scholes valuation model for estimating the fair value of the Warrants and Derivative liabilities using the following assumptions as of June 30, 2026:

As of June 30, 2026
Risk-free interest rate	3.98%
Expected volatility	171%
Expected term in years	1- 3.9
Dividend yield	—%

10. Stockholders’ Equity

Issuances of Preferred Stock

On January 2, 2026, the Company created a new class of Series S Preferred stock with 51 authorized shares each having 1% of the fully diluted voting power of the company and convertible into one common share. On January 3, 2026, the Company issued 51 shares of Series S Preferred stock to Steel Giants Advisors LLC to facilitate restructuring of its’ financial obligations and manage its’ current and planned corporate actions.

Issuances of Common Stock –

On January 24, 2026 the Company engaged Farrington Capital Group, Inc. to enhance its online and technological platforms, make introductions to strategic advisors, and review operations. As compensation, Farrington Capital Group received $1,000 in cash and 100,000 restricted common shares.

On February 10, 2026, the Company created a Scientific Advisory Board to guide the Company through its planned restarts of clinical trials for treatments and cures for AML, solid cancer tumors, and other rare diseases. To support this effort, the Company approved the issuance of up to 1.5 million stock options to be issued at or above market prices over the next three years. The have made bonafide offers to four professionals with significant experience in the medical research, academia and business fields. These candidates need their respective employers’ approval to join our Advisory Board. At this time, three individuals: 1) Wendy Charles , PhD, a digital health scientist and Global Speaker University of Colorado Anschutz Medical Campus, 2) Michael Hickey, V.P. of Clinical Operations to Processa Pharmaceuticals and the former V.P. of Clinical Operations, and 3) Rick Silva, PhD, a biomedical research professional with expertise in large research collaborations, consortia, R&D alliances, IP asset portfolio management, medical product development partnerships, venture development, and seed funding, have accepted and been appointed to the Scientific Advisory Board. Other other candidates’ offers are pending reviews by their advisors and respective employers.

On April 30, 2026, under the qualified Tier 1 Regulation A offering, the Company sold 466,100 common shares to a third-party raising $13,983 in net proceeds. On May 13, 2026, under the qualified Tier 1 Regulation A offering, the Company sold 489,200 common shares to a third-party raising $14,676 in net proceeds. The Company has the capability to raise an additional $571,341 under the qualified offering though there can be no assurances.

21

On May 15, 2026, the Board of Directors approved the issuance of 40,000 thousand shares of common stock for the conversion of $20,000.00 Accrued Consulting Fees due to Steel Giants Advisors LLC and $20,000.00 of Accrued Compensation due to the Company’s CEO Vikram Grover.

During the six months ended June 30, 2025, the Company issued an aggregate of 2,540,000 shares of its common stock pursuant to the exercise of pre-funded warrants at a weighted average exercise price of approximately $0.001 per share. The Company did not issue any common stock pursuant to the exercise of warrants during the year ended December 31, 2024.

Stockholders’ (Deficit) Equity totaled ($9,687) thousand as of June 30, 2026 compared to $(8.221) thousand as of December 31, 2025. There were 50,297,451 shares of common stock issued and outstanding as of June 30, 2026 and 51 shares of Series S preferred stock issued and outstanding as of June 30, 2026.

11.  Stock-Based Compensation Plan

The 2022 Plan – On December 15, 2022, the Company’s stockholders approved the Bio-Path Holdings, Inc. 2022 Stock Incentive Plan (the “2022 Plan”), which replaced the 2017 Stock Incentive Plan, as amended (the “2017 Plan,” and together with the 2022 Plan, the “Plans”). As of stockholder approval of the 2022 Plan on December 15, 2022, no further awards will be made under the 2017 Plan. The 2022 Plan provides for the grant of Incentive Stock Options, Non-Qualified Stock Options, Restricted Shares, Restricted Share Units, Stock Appreciation Rights and other stock-based awards, or any combination of the foregoing, to the Company’s employees, non-employee directors and consultants. As of December 31, 2024, there were 1,200,948 shares of common stock reserved for future issuance of awards under the 2022 Plan. Under the 2022 Plan, the exercise price of awards is determined by the Board of Directors or the compensation committee of the Board of Directors, and for options, may not be less than the fair market value as determined by the closing stock price at the date of the grant. Each option and award under the 2022 Plan shall vest and expire as determined by the Board of Directors or the compensation committee. Options expire no later than ten years from the date of grant. All grants provide for accelerated vesting if there is a change in control, as defined in the 2022 Plan.

The Company utilized the Black-Scholes valuation model for estimating the fair value of the stock options granted. There were no options granted in the three months ended March 31, 2026 and 2025.

The following summary represents option activity under the Company’s stock-based compensation plans for the six months ended June 30, 2026:

	Options	Weighted- Average Exercise Price
	(In thousands)
Outstanding at December 31, 2025	60	$107.50
Forfeited	—	—
Outstanding at June 30, 2026	60	$107.50
Vested and expected to vest June 30, 2026	60	$108.18
Exercisable at June 30, 2026	42	$150.44

As of June 30, 2026, outstanding stock options did not have any aggregate intrinsic value. The aggregate intrinsic value represents the total pretax intrinsic value (the difference between the Company’s closing stock price on June 30, 2026 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2026. This amount changes based on the fair value of the Company’s stock.

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12.  Subsequent Events

On July 14, 2026, the Board of Directors and Control Shareholder approved the creation of new class of Series B Preferred stock with five million (5,000,000) authorized shares. Each Series B Preferred share is convertible into 1,000 common shares, votes on an as converted basis, pays no dividends, and has no liquidation amount above par value of $0.01.

On July 3, 2026, the Company engaged Farrington Capital Group LLC (“FCG” @ https://farringtoncapitalgroup.com/), a strategic advisory firm focused on education, biotech, and real estate, to identify and close a strategic investor, buyer, JV partner and/or licensor for our biotechnology and intellectual property including our multiple Phase 1 and Phase 2 drug trials targeting blood cancer, solid tumors, obesity and other domains. The Company agreed to provide FCG a 60-day period of exclusivity to move discussions ahead with at least one candidate they have identified. Any fees will be success-based and there were no shares or cash issued as a retainer. There can be no assurances any transaction will be completed.

On July 6, 2026, the Company issued 22,342 Series B Preferred shares (subscription payable) for 2,3125,000 Series B Preferred shares and 51 Series M Preferred shares of Himalaya Technologies, Inc. (OTC: HMLA) valued at $670,260, making HMLA a majority owned subsidiary. HMLA is owner and operator of Mophoe.com @ https://beta.mophoe.com/, a crypto social site and trading platform currently under development.

On July 6, 2026, the Company issued 369 Series B Preferred shares (subscription payable) to its’ CEO, Vikram Grover, for a software platform that enables the creation of niche social networks including Kanab Club @ https://www.kanab.club/. The Company intends to use the code to enhance Mophoe.com and deploy additional communities in the future. The transaction was valued at $11,069.

On July 14, 2026, the majority owned subsidiary Himalaya Technologies, Inc. mutually terminated its previously announced strategic development agreement with a third party and canceled 9,684,43 Series B Preferred shares representing one half of the Company’s diluted shares outstanding.

On July 14, 2026, the Company added Richard Fetyko, CEO of altFINS, j.s.a. (“altFINS”), a crypto analytics and trading platform @ https://altfins.com/ to its’ Advisory Board granting him up to 300,000 stock options over three years with an initial tranche of 100,000 common stock purchase warrants struck at $0.03 subject to certain adjustments. The Company intends to add altFINS’ AI driven capabilities to its’ recently announced Digital Asset Treasury 2.0 (DAT 2.0) to provide excess alpha versus monolithic first generation DAT companies. To this end, the Company signed a letter of intent (LOI) with altFINS to partner and cross-invest in each of its’ Companies, including a planned issuance to altFINS of 2,500,000 common share equivalents (“CSE’s) in return for an option to buy up to 22% of altFINS equity capitalization for two million euros. The Company intends to move to definitive agreement in the next month. On August 11, 2026 we signed a definitive agreement finalizing the relationship with altFINS appointing their team and staff as managers of our Gen2 Digital Asset Treasury. ("Gen2 DAT")

On August 5, 2026, the Company amended its’ qualified Tier 1 Regulation A offering to amend the offering price from $0.03 per share to $0.024 per share.

On August 6, 2026, under the qualified Tier 1 Regulation A offering as amended, the Company sold 1,041,666 common shares to a third-party raising $25,000 in net proceeds.

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Item 4.

Exhibits

Exhibit Number
10.1	Bio-Path Holdings, Inc. Domestication to Wyoming 02/05-2026 (Incorporated by reference to Form 8-K filed March 20, 2026)
10.2	Amendment to Bio-Path Holdings, Inc. Articles of Incorporation: Creation of Series S Preferred Stock 01-02-2026 (Incorporated by reference to Form 8-K filed March 20, 2026)
10.3	Vanquish Funding Group Inc. Promissory Note: 12/29/2025 (Incorporated by reference to Form 1-A filed 03/25/2026)
10.4	Quick Capital LLC Promissory Note: 01/02/2026 (Incorporated by reference to Form 1-A filed 03/25/ 2026)
10.5	Bio-Path Holdings, Inc. Steel Giants Advisors LLC Consulting Agreement: 10/24/2025 (Incorporated by reference to Form 1-A filed 03/25/2026)
10.6	Steel Giants Advisors LLC Warrant: 01/02/2026 (Incorporated by reference to Form 1-A filed 03/25/2026)
10.7	Series S Preferred stock certificate of determination

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) BIO-PATH HOLDINGS, INC.

By (Signature and Title)

s/ Vikram Grover,
Chief Executive Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

Date August 19, 2026

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